Exhibit 21.1

List of Subsidiaries

Name of Subsidiary	Jurisdition

City Office REIT Operating Partnership, L.P.	Maryland

Amberglen Properties Limited Partnership	Oregon

Core Cherry Limited Partnership	Delaware

Central Fairwinds Limited Partnership	Florida

City Center STF, LP	Florida

SCCP Boise Limited Partnership	Delaware

SCCP Central Valley Limited Partnership	Delaware